

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Erik S. Nelson
Chief Executive Officer
Bellatora, Inc.
2030 Powers Ferry Road SE, Suite #212
Atlanta, GA 30339

> **Re: Bellatora, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed January 6, 2023**
> **File No. 000-56478**

Dear Erik S. Nelson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Robert J. Mottern, Esq.